UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number 001-35006

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
SPECTRUM PHARMACEUTICALS, INC.
401(k) PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
SPECTRUM PHARMACEUTICALS, INC.
11500 South Eastern Avenue, Suite 240
Henderson, Nevada 89052

Spectrum Pharmaceuticals, Inc. 401(k) Plan

Report of Independent Registered Public Accounting Firm
To the Administrative Committee of
The Spectrum Pharmaceuticals, Inc. 401(k) Plan:
We have audited the accompanying statements of net assets available for benefits of The Spectrum Pharmaceuticals, Inc. 401(k) Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.
Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of delinquent participant contributions for the year ended December 31, 2010 and assets (held at year-end) as of December 31, 2010, are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Windes & McClaughry Accountancy Corporation
Irvine, California
June 28, 2011

Spectrum Pharmaceuticals, Inc. 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31,
	2010	2009
ASSET
Investments, at fair value
Registered investment companies	$3,001,835	$2,070,093
Common/collective trust	775,958	833,215
Spectrum Pharmaceuticals, Inc. common stock fund	1,892,537	1,174,168

	5,670,330	4,077,476

Receivables:
Employer contributions	35,501	—
Participant contributions	666	—
Notes receivable from participants	96,433	84,036

	132,600	84,036

NET ASSETS REFLECTING INVESTMENTS AT FAIR VALUE	5,802,930	4,161,512

Adjustment from fair value to contract value for fully benefit-responsive investment contract	(16,752)	(1,668)

NET ASSETS AVAILABLE FOR BENEFITS	$5,786,178	$4,159,844

The accompanying notes are an integral part of these financial statements.

Spectrum Pharmaceuticals, Inc. 401(k) Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31,
2010
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Contributions:
Participant	$1,059,173
Participant rollover contributions	16,526
Employer contributions	600,189

1,675,888

Investment income (loss):
Interest and dividends	61,292
Net appreciation in fair value of investments	1,087,346

1,148,638

Interest income from notes receivable from participants	8,227

Total additions	2,832,753

DEDUCTIONS TO NET ASSETS ATTRIBUTED TO:
Distributions to participants	1,205,144
Administrative expenses	1,275

Total deductions from net assets	1,206,419

NET INCREASE IN PLAN NET ASSETS	1,626,334

NET ASSETS AVAILABLE FOR BENEFITS, AT BEGINNING OF YEAR	4,159,844

NET ASSETS AVAILABLE FOR BENEFITS, AT END OF YEAR	$5,786,178

The accompanying notes are an integral part of these financial statements.

Spectrum Pharmaceuticals, Inc. 401(k) Plan
Notes to Financial Statements
December 31, 2010
1. Description of the Plan
The following description of the Spectrum Pharmaceuticals, Inc. 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution pension plan covering eligible employees of Spectrum Pharmaceuticals, Inc. (the “Company” or “Spectrum”) as defined in the Plan Document. The Plan was adopted January 1, 1990 and established for the purpose of providing retirement benefits for eligible employees of the Company. The Plan is subject to regulation under the Employee Retirement Income Security Act of 1974 (“ERISA”) and the qualification provisions of the Internal Revenue Code (the “Code”).
Effective as of January 1, 2007, the Plan was amended to allow hardship distributions for expenses of beneficiaries.
Effective as of January 1, 2008, the Plan was amended to permit non-spouse beneficiaries to rollover their portion of a death benefit to which they are entitled to an individual retirement account described in Section 408(a) or (b) of the Code.
Effective as of January 1, 2009, the Plan permits Qualified Reservist Distributions. A Qualified Reservist Distribution is any distribution to an individual who is ordered or called to active duty after September 11, 2001.
Effective as of January 1, 2010, the Plan was amended to comply with the additional guidance provided in Internal Revenue Service (“IRS”) Notice 2010-15 regarding the Heroes Earnings Assistance and Relief Tax Act of 2008 (HEART Act) and the Worker, Retiree and Employer Recovery Act of 2008 (WRERA).
Administration
The Plan has designated Rajesh C. Shrotriya, MD, President and Chief Executive Officer, and Shyam K. Kumaria, Senior Vice President of Finance, as Trustees of the Plan. MG Trust Company, LLC, (“MG Trust”) serves as the account custodian for the Plan. Digital Retirement Solutions, Inc. (“DRS”) performs administrative and recordkeeping services for the Plan.
Eligibility
All employees of the Company may become eligible to participate in the Plan, provided the employee has completed three months of employment, and is not covered by a collective bargaining agreement as to which retirement benefits were the subject of good faith bargaining. An eligible employee may enter the Plan on the first day of the month following his or her satisfaction of the eligibility requirements.
The Plan gives employees of newly acquired entities credit for years of service earned prior to the Company’s ownership. If this credit for prior service allows the acquisition employee to meet Plan eligibility requirements, they are granted the option of entering the Plan on the first day of the month following their date of hire.
Contributions
Each year, participants may elect to make pre-tax contributions up to 75% of their eligible compensation, as defined in the Plan. In addition, participants may elect to make after-tax contributions up to 75% of their eligible compensation. Compensation deferrals cannot exceed the maximum deferral, as determined by the IRS each year. Such deferral limitation was $16,500 in 2010 and 2009. Employees who attained the age of 50 before the end of the plan year are eligible to make catch-up contributions of up to $5,500 during those respective Plan years.
The Company provides matching contributions equal to 100 percent of the first 3 percent of compensation deferred by a participant and 50 percent of the next 2 percent of compensation deferred by a participant. The Company’s matching contribution made on behalf of any participant for any Plan year shall not exceed 4 percent of compensation. The Company has the right under the Plan to discontinue or modify its matching contributions at any time. The Company’s aggregate matching contribution under the Plan was $600,189 for the year ended December 31, 2010. Additional amounts may be contributed at the option of the Company’s board of directors.

Spectrum Pharmaceuticals, Inc. 401(k) Plan
Notes to Financial Statements
December 31, 2010
1. Description of the Plan (Continued)
Participant Accounts
MG Trust maintains an account in the name of each participant. Each eligible participant’s account is credited with (a) the participant’s contributions, (b) the Company’s Safe Harbor matching contributions, and (c) an allocation of interest, dividends and any change in the market value of the various investment funds. Each eligible participant’s account is charged with any withdrawals or distributions requested by the participant and an allocation of administrative expenses, if applicable. Allocations are based on the ratio that each participant’s account balance in the fund bears to the total account balances of all participants in the respective fund.
Investment Options
Participants direct the investment of their contributions and the Company’s matching contributions into various investment options offered by the Plan. These options include numerous registered investment companies, a common/collective trust and Spectrum’s common stock. Participants may change their investment elections daily for both existing account balances and future contributions.
Vesting
Participant contributions are fully vested when made. Company Safe Harbor matching contributions are fully vested when made. Participants in the Plan receive vesting credit for Company discretionary matching contributions, if any, based upon years of service, beginning with the date of employment with the Company or one of its subsidiaries, as follows:

Years of Service
(whole years)	Vesting
Less than 2	0%
2	20%
3	40%
4	60%
5	80%
6 or more	100%
Distributions and Payments of Benefits
On termination of service due to death, disability, retirement, or other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. The Plan also permits distributions for hardships, as defined in the Plan document. Withdrawals by participants from their accounts are permitted in accordance with the Plan’s provisions.
Forfeitures
Forfeitures of terminated participants’ non-vested account balances may be used to pay administrative expenses or reduce any Company contributions. There were no forfeitures during the year ended December 31, 2010.
Administrative Expenses
The compensation or fees of accountants, counsel and other specialists and any other costs of administering the Plan or the trust are generally paid by the Company. Administrative expenses that are not paid by the Company are paid by the Plan. Administrative expenses for the year ended December 31, 2010 paid by the Plan were $1,275, and are in included in administrative expenses.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.
Notes Receivable From Participants
Loans to participants are secured by the participant’s account balance and may not exceed the lesser of 50% of the participant’s account balance or $50,000 in the aggregate for any individual participant. Loans bear interest at fixed annual rates that are computed as the prime interest rate plus 2 percent on the date the loan is processed. At December 31, 2010 and 2009, the annual interest rate of all loans outstanding was between 5.25% and 10.25%. Principal and interest are paid ratably through payroll deductions over a term not to exceed 5 years. A participant applying for a loan through the Plan will be charged a $100 loan application fee. The loan application fee is nonrefundable and will be used to offset the administrative expenses associated with the loan.

Spectrum Pharmaceuticals, Inc. 401(k) Plan
Notes to Financial Statements
December 31, 2010
2. Summary of Significant Accounting Policies
Basis of Accounting
The Plan’s financial statements are prepared on the accrual basis, in conformity with generally accepted accounting principles in the United States of America.
The Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic No. 962 Plan Accounting Defined Contribution Pension Plans, requires investment contracts held by a defined-contribution plan to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the ASC Topic No. 962, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Significant estimates are made in determining fair value of investments. Actual results could differ from those estimates. The current economic environment has increased the level of uncertainty inherent in these estimates and assumptions.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. See Note 3 for discussion of fair value measures.
Purchases and sales of securities are recorded on a trade date basis. The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation in the fair value of its investments which consists of the related gains and the unrealized appreciation on these investments. Dividends are recorded on the record date. Interest income is recorded on the accrual basis.
Fully Benefit-Responsive Benefit Contracts
One of the investment options offered by the Plan, the Wells Fargo Stable Return Fund N (the “Stable Return Fund”), is a common collective trust that is fully invested in Wells Fargo Stable Return Fund G, which is fully invested in contracts deemed to be fully benefit-responsive. The Plan reports its investment in the Stable Return Fund at fair value. However, contract value is the relevant measure to the Plan because it is the amount that is available for Plan benefits. Accordingly, in the Statement of Net Assets Available for Benefits, the Stable Return Fund, along with the Plan’s other investments, is stated at fair value with a corresponding adjustment to reflect the investment in the Stable Return Fund at contract value.
Notes Receivable From Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.
Risks and Uncertainties
The Plan assets consist of various investments which are exposed to a number of risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets available for Benefits and the Statement of Changes in Net Assets Available for Benefits.
Payment of Benefits
Benefit payments to participants are recorded when paid.
Contributions
Contributions made by participants and the Company are recorded on an accrual basis. Contributions are recognized during the period in which the related compensation was paid.
Operating Expenses
All expenses of maintaining the Plan are paid by the Company

Spectrum Pharmaceuticals, Inc. 401(k) Plan

Notes to Financial Statements
December 31, 2010
2. Summary of Significant Accounting Policies (Continued)
New Accounting Pronouncements
In January 2010, the FASB issued ASC Topic 820 Update 2010-06, Fair Value Measurements and Disclosures — Improving Disclosures about Fair Value Measurements. This guidance requires: (i) separate disclosure of significant transfers between Level 1 and Level 2 and reasons for the transfers; (ii) disclosure, on a gross basis, of purchases, sales, issuances, and net settlements within Level 3; (iii) disclosures by class of assets and liabilities; and (iv) a description of the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. This guidance is effective for reporting periods beginning after December 15, 2009, except for the Level 3 disclosure requirements, which will be effective for fiscal years beginning after December 15, 2010. The adoption of this guidance is reflected, where applicable, throughout these financial statements.
In September 2010, the FASB issued ASU 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans (ASU 2010-25). ASU 2010-25 requires participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest and to be classified as notes receivable from participants. Previously, loans were measured at fair value and classified as investments. Participant loans have been reclassified to notes receivable from participants as of December 31, 2010 and 2009. Interest income related to notes receivable has been reclassified to interest income.
3. Fair Value Measurements
ASC Topic 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC Topic 820 are described as follows:
•	Level 1—Quoted prices in active markets for identical assets or liabilities.
•
Level 2—Inputs other than Level 1 that are observable, either directly or indirectly; such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active; or other inputs that can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
The registered investment companies are valued at the net asset value (“NAV”) of shares held by the Plan at year-end, based upon quoted market prices. The common/collective trust is valued at the net unit value (“NUV”) of units held by the Plan at year-end. The NUV is determined by the total value of fund assets divided by the total number of units of the fund owned. Spectrum common stock is valued at the NAV at year-end, based upon the quoted market price of the Company common stock held at year-end.

Spectrum Pharmaceuticals, Inc. 401(k) Plan
Notes to Financial Statements
December 31, 2010
3. Fair Value Measurements (Continued)
The following tables represent the Plan’s fair value hierarchy for its investments as of December 31, 2010 and 2009:

	Fair Value Measurements as of December 31, 2010
Investment Category	Level 1	Level 2	Level 3	Total
Registered Investment Companies:
Large Growth Funds	$1,298,432	$—	$—	$1,298,432
Small/Mid Growth Funds	523,336	—	—	523,336
Balanced Funds	762,085	—	—	762,085
Value Funds	211,180	—	—	211,180
Fixed Income Funds	206,802	—	—	206,802

Total Registered Investment Companies	3,001,835	—	—	3,001,835

Common Stocks:
Spectrum Pharmaceuticals Common Stock Fund	1,892,537	—	—	1,892,537

Total Common Stocks	1,892,537	—	—	1,892,537

Common/Collective Trust*	—	775,958	—	775,958

Total Assets at Fair Value	$4,894,372	$775,958	$—	$5,670,330

	Fair Value Measurements as of December 31, 2009
Investment Category	Level 1	Level 2	Level 3	Total
Registered Investment Companies:
Large Growth Funds	$838,675	$—	$—	$838,675
Small/Mid Growth Funds	355,238	—	—	355,238
Balanced Funds	591,444	—	—	591,444
Value Funds	150,512	—	—	150,512
Fixed Income Funds	134,224	—	—	134,224

Total Registered Investment Companies	2,070,093	—	—	2,070,093

Common Stocks:
Spectrum Pharmaceuticals Common Stock Fund	1,174,168	—	—	1,174,168

Total Common Stocks	1,174,168	—	—	1,174,168

Common/Collective Trust*	—	833,215	—	833,215

Total Assets at Fair Value	$3,244,261	$833,215	$—	$4,077,476

*
As stated in Note 2 above, the Stable Return Fund, which is deemed to be fully benefit-responsive, is stated at fair value on the Statements of Net Assets Available for Benefits, with a corresponding adjustment to reflect contract value. The fair value of this fund as of December 31, 2010 and 2009 was $775,958 and $833,215, respectively. The contract value of the fund as of December 31, 2010 and 2009, which is a component of net assets available for benefits, totaled $759,206 and $831,547, respectively.

Spectrum Pharmaceuticals, Inc. 401(k) Plan
Notes to Financial Statements
December 31, 2010
4. Investments
The following presents the Plan’s individual investments, at fair value, that represent 5% or more of the Plan’s net assets available for benefits at December 31, 2010 and 2009.:

	As of December 31,
Investment	2010	2009
Spectrum Pharmaceuticals Common Stock	$1,892,537	$1,174,168
Wells Fargo Stable Return	775,958	833,215
Oppenheimer Developing Markets	414,862	297,992
DWS Gold & Precious Metals Fund	404,264	234,644
American Funds American Balanced R3	**	211,147
American Funds EuroPacific R3	**	208,009

**	Not applicable as amount represents less than 5% of the Plan’s net assets available for benefits as of the applicable year end.
During the year ended December 31, 2010, the Plan’s investments, including gains and losses on investments sold during the year, changed in value as follows:

Year Ended
December 31,
Description	2010
Registered Investment Companies	$423,552
Common/Collective Trust	(526)
Spectrum Common Stock	664,320

Net increase in fair value of investments	$1,087,346

5. Related Party Transactions
Transactions in shares of Spectrum’s common stock qualify as exempt party-in-interest transactions under the provisions of ERISA, since Spectrum is the Plan administrator.
6. Concentration, Market and Credit Risk
The Plan provides for various investment options including the Company’s common stock. Investments are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amount reported in the Statements of Net Assets Available for Benefits. As of December 31, 2010 and 2009, approximately 33% and 28% respectively, of the investments of the Plan consisted of securities of its sponsor, Spectrum Pharmaceuticals, Inc. As of December 31, 2010 and 2009, Spectrum’s stock price closed at $6.87 and $4.44, respectively.
7. Tax Status of the Plan
The IRS has determined and informed the Company by a letter dated March 31, 2008, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the opinion letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and therefore believe that the Plan is qualified and the related trust is tax-exempt.
Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010 there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for year prior to 2007.

Spectrum Pharmaceuticals, Inc. 401(k) Plan
Notes to Financial Statements
December 31, 2010
8. Subsequent Event
The Company evaluated all events and transactions that occurred from the balance sheet date of December 31, 2010 through June 28, 2011 the date the financial statements were available to be issued. During this period, there were no events or transactions occurring which require recognition or disclosure in the financial statements.

Spectrum Pharmaceuticals, Inc. 401(k) Plan
EIN: 93-0979187, PN: 001
Supplementary Information
Schedule H, Part IV, Item 4a
Schedule of Delinquent Participant Contributions
For the Year Ended December 31, 2010

Participant
Contributions	Total That Constitute
Transferred Late to	Nonexempt Prohibited
Plan	Transactions

$54,363	$54,363

During the year ended December 31, 2010, contributions comprised of employee deferrals for one payroll period were not remitted timely to the Plan, thus constituting nonexempt transactions between the Plan and the Company. Lost earnings are being calculated and will be remitted during the 2011 plan year.

Spectrum Pharmaceuticals, Inc. 401(k) Plan
EIN: 93-0979187, PN: 001
Supplementary Information
Schedule of Assets (Held at Year-End)
As of December 31, 2010

		Description of	Type of	Current
	Identity of Issue	Investment	Investment	Value

	AllianceBernstein L.P.	AllianceBernstein Small/Mid Cap Value	RIC	$109,762
	Capital Research and Management Co.	American Funds American Balanced R3	RIC	272,955
	Capital Research and Management Co.	American Funds Bond Fund America R3	RIC	137,320
	Capital Research and Management Co.	American Funds Capital World Bond R3	RIC	69,482
	Capital Research and Management Co.	American Funds Capital World Growth & Income R3	RIC	101,418
	Capital Research and Management Co.	American Funds EuroPacific R3	RIC	282,323
	Capital Research and Management Co.	American Funds Growth Fund R3	RIC	228,610
	Capital Research and Management Co.	American Funds Small Cap World R3	RIC	109,923
	BlackRock Funds	BlackRock Energy & Resources	RIC	181,482
	Columbia Management	Columbia Technology	RIC	222,254
	DWS Mutual Funds, Inc.	DWS Gold & Precious Metals Fund	RIC	404,264
	Federated Government Obligations	Federated Government Obligations IC	RIC	28,442
	Janus Investment Funds	Janus Enterprise Fund	RIC	46,323
	Lord, Abbett & Co.	Lord Abbett Small Cap Blend	RIC	107,690
	Munder Capital Management	Munder Micro Cap Equity	RIC	65,108
	Oppenheimer Funds	Oppenheimer Developing Markets	RIC	414,862
	Selected Funds	Selected American Shares	RIC	141,699
*	Spectrum Pharmaceuticals, Inc.	Spectrum Pharmaceuticals Common Stock Fund	SPCS	1,892,537
	Victory Capital Management	Victory Special Value	RIC	77,918
	Wells Fargo Bank, NA	Wells Fargo Stable Return	CCT*	775,958

		Total Investments		5,670,330

*	Notes Receivable from Participants	Notes Receivable from Participant (maturing 2011 to 2025) at interest rates of 5.25% to 10.25%.		96,433

* Indicates a party-in-interest to the Plan.

RIC — Registered Investment Company

CCT — Common Collective Trust

SPCS — Spectrum Pharmaceutical Common Stock

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator of the Spectrum Pharmaceuticals, Inc. 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SPECTRUM PHARMACEUTICALS, INC. 401(k) PLAN
Date: June 28, 2011	By:	/s/ Shyam Kumaria
Shyam Kumaria
Senior Vice President, Finance of Spectrum Pharmaceuticals, Inc., and Plan Trustee of Spectrum Pharmaceuticals, Inc. 401(k) Plan

EXHIBIT INDEX

Exhibit
Number	Exhibit Title
23.1	Consent of Independent Registered Public Accounting Firm, Windes & McClaughry Accountancy Corporation